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SEC FILE NUMBER
8-69696

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brooklands Capital Strategies BD, LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1170 Gorgas Avenue
(No. and Street)

San Francisco	CA	94129
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Molly Underwood	817-689-8755	munderwood@brooklandscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/23/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jeff Ekberg_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Brooklands Capital Strategies BD, LP_____, as of _____12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MYKEL XAVIER SIMMONS
Notary Public, State of Texas
Comm. Expires 01-22-2030
Notary ID 135541898

Signature:

Title:
Financial Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

Brooklands Capital Strategies BD, LP

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

December 31, 2025



Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Limited Partner of
Brooklands Capital Strategies BD, LP
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brooklands Capital Strategies BD, LP (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2022.

New York, New York
February 20, 2026

1

Brooklands Capital Strategies BD, LP
Statement of Financial Condition

			December 31, 2025
ASSETS			
Cash		$	1,173,801
Accounts Receivable			324,127
Other Assets			21,538
TOTAL ASSETS		$	1,519,466
LIABILITIES AND PARTNERS' CAPITAL			
Liabilities			
Due to Affiliate		$	199,428
Other Liabilities			154,151
TOTAL LIABILITIES			353,579
PARTNERS' CAPITAL			1,165,887
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$	1,519,466

See accompanying notes to financial statements

1. **Organization and Business Description**

   Brooklands Capital Strategies BD, LP (the "Company") is a Delaware limited partnership organized on January 12, 2016 and is 100% owned by Brooklands Capital Strategies Management, LP ("Parent"). The general partner of the Company is Brooklands Capital Strategies (GP), LLC. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is a limited scope broker-dealer that primarily engages in the private placement of securities issued by certain third-party funds not affiliated with the Company's Parent. The Company also offers advisory services in connection with such investment fund security offerings.

   The Company does not claim an exemption under paragraph (k) of Rule 15c3-3.

2. **Significant Accounting Policies**

   Basis of Accounting

   The accompanying financial statement has been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in this financial statement are in U.S. dollars.

   Use of Estimates

   The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Accounting Standards Codification ("ASC") Topic 460, "Guarantees", requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

   Cash

   Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced any losses in the accounts and does not believe there to be any significant credit risk with respect to the deposits.

   Fair Value of Financial Assets and Liabilities

   The Company's financial assets and liabilities include Cash, Accounts Receivable, Other Assets, Due to Affiliate and Other Liabilities.

U.S. GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified based upon the observability of inputs used in the determination of fair value as follows:

Level I – Quoted prices are available in markets for identical financial instruments at the reporting date

Level II – Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable at the reporting date

Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any market activity for the financial instrument

The Company noted zero transfers between levels during the year. As of December 31, 2025, the Company did not have any assets or liabilities classified as Level 3 inputs.

Accounts Receivable

Accounts Receivable includes Private Placement Fee receivables. Certain long-term receivables related to Private Placement Fees are paid in installments over a period of two to four years. The carrying value of such long-term receivables is at cost.

The Company is reimbursed by certain customers for reasonable travel, professional and other out-of-pocket expenses incurred in relation to services provided. Reimbursable expenses that are outstanding are reported in Accounts Receivable in the Statement of Financial Condition.

The need for an allowance for credit losses is assessed by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains an allowance review process to consider current factors that would require an adjustment to the credit loss allowance. Based on its assessment, the Company did not carry an allowance for credit losses as of December 31, 2025.

Contracts with Customers

The timing of revenue recognition for contracts with customers may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The opening balance of Accounts Receivable as of January 1, 2025 was $2,961,892 and the ending balance is included in the Statement of Financial Condition.

The Company may receive payment of certain retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded in Other Liabilities in the Statement of Financial Condition. As of December 31, 2025 the Company recorded $150,000 of contract liabilities in Other Liabilities on the Statement of Financial Condition. During the year ended December 31, 2025, the Company recognized beginning contract liabilities as revenue in the amount of $341,775 upon the satisfaction of performance obligations.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Parent, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statement as the Parent is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

As of December 31, 2025, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Parent as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Parent is subject to examination by federal and certain state and local tax regulators for open tax years, 2021-2025. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

3. **Significant Risk Factors**

    Credit Risk

    Credit risk represents the potential loss that the Company would incur if customers failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting appropriate due diligence on customers prior to engaging and ongoing diligence on customer performance during and after transaction execution.

    Concentration Risk

    Balances in Accounts Receivable are with a limited number of customers. As of December 31, 2025, the Company had 1 customer that accounted for 94% of Accounts Receivable on the Statement of Financial Condition.

4. **Regulatory Requirements**

    As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 12 to 1.

    The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2025, the Company had net capital of $820,222 which was $770,222 in excess of its required net capital of $50,000. As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.43 to 1.

    The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 as the Company limits its business activities to private placement and advisory services, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

5. **Related Party Transactions**

    The Company has an Administrative Services Agreement (the "Agreement") with the Parent. The Parent provides personnel, transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed. Where possible, the Agreement allows for expenses to be allocated on a specific identification basis and, in other cases, expenses are allocated by the Parent on a pro rata basis of headcount, usage or some other basis depending on the nature of the allocated cost. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year. The allocations may not, however reflect the expense the Company would have incurred if the Company was independent of the Parent.

    Receivables from and payables to the Parent are offset and the net amount receivable from and/or due to Parent is reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Due to Affiliate as of December 31, 2025 includes amounts due to the Parent under the Agreement.

6. **Commitments and Contingencies**

    In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2025, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statement.

7. **Continuing Operations**

    As an SEC-registered and FINRA member broker-dealer, the Company is required to maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company reported a net loss for the year ended December 31, 2025. Based on management's forecast for the twelve-month period from the date these financial statements are issued, the Company may require additional liquidity to support operations and to maintain compliance with net capital requirements.

    Subsequent to year end, the Company's owners have committed to provide financial support to the Company up to an amount consistent with recent annual expense levels, as needed, to support ongoing operations and compliance with regulatory capital requirements.

    Management believes that cash on hand, together with the committed financial support described above, will be sufficient for the Company to meet its obligations as they become due and to maintain required net capital for at least twelve months from the date these financial statements are issued.

8. **Subsequent Events**

    Management has evaluated subsequent occurring after December 31, 2025 and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statement.